UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                  ENERGY INFRASTRUCTURE ACQUISITION CORPORATION

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    29269P109
                                 (CUSIP Number)

                                 OCTOBER 3, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. U36297106
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1)    Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only)

      Osmium Special Situations Fund Ltd
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2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) |_|
                                                                        (b) |_|
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3)    SEC Use Only


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4)    Citizenship or Place of Organization

      Bermuda
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      Number of Shares        5)    Sole Voting Power
      Beneficially
      Owned by Each           6)    Shared Voting Power
      Reporting                     1,858,064
      Person With             7)    Sole Dispositive Power

                              8)    Shared Dispositive  Power
                                    1,858,064
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9)    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,858,064
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10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions) |_|

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11)   Percent of Class Represented by Amount in Item 9

      6.8%
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12)   Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

ITEM 1.

(A)   NAME OF ISSUER: Energy Infrastructure Acquisition Corporation

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:
      1105 North Market Street, Suite 1300, Wilimington, DE

ITEM 2.

(A)   NAME OF PERSONS FILING

      Osmium Special Situations Fund Ltd.; Chris Kuchanny

(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

      Canon's Court, 22 Victoria Street, Hamilton, HM11, Bermuda

(C)   CITIZENSHIP

      Osmium Special Situations Fund Ltd is a corporation organized under the laws of Bermuda. Chris Kuchanny is a citizen of the United Kingdom.

(D)   TITLE OF CLASS OF SECURITIES

      Shares of Energy Infrastructure Acquisition Corporation's common stock as well as certain Warrants to acquire shares of Energy Infrastructure Acquisition Corporation's Common Stock

(E)   CUSIP NUMBER

      29269P109

ITEM 3.

If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or
(c), check whether the person filing is a:

      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   |_| An investment adviser in accordance with 240.13d-
            1(b)(1)(ii)(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

      (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   |_| Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

            Osmium Special Situations Fund Ltd. beneficially owns the equivalent of 1,858,064 shares of the common stock ( 1,823,064 of which are shares of common stock and 35,000 of which are common stock issuable upon the conversion of warrants). Mr Chris Kuchanny, as Chairman and Chief Executive Officer of Osmium Special Situations Fund Ltd., may, by virtue of such position, be deemed to have beneficial ownership of such shares. Mr Kuchanny disclaims beneficial ownership of the common stock reported herein, other than the portion of such shares which relates to his individual economic interest in Osmium Special Situations Fund Ltd., for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose.

      (b)   Percent of class: 6.8%

      (c)   Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote: 0

      (ii)  Shared power to vote or to direct the vote: 1,858,064

      (iii) Sole power to dispose or to direct the disposition of:

      (iv)  Shared power to dispose or to direct the disposition of: 1,858,064

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|. Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not Applicable

ITEM 10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: October 3, 2008

Osmium Special Situations Fund Ltd.


By:
    -------------------------------
Name: Chris Kuchanny
Title: Chairman and Chief Executive Officer